EXHIBIT 99.2

Telkom SA Limited

(Registration Number 1991/005476/06)
ISIN ZAE000044897
JSE and NYSE Share Code TKG
("Telkom")

Business Connexion Group Limited

(Registration number: 1988/005282/06)

ISIN: ZAE000054631

JSE Share Code: BCX

("BCX")

Joint announcement of a firm intention by Telkom to make an offer to acquire the entire issued share capital of BCX and withdrawal of BCX cautionary announcement

1. INTRODUCTION

Further to the Telkom and BCX announcements on 22 March 2006, Telkom announces its firm intention to make an offer to acquire the entire issued share capital of BCX (the "Offer"), other than the BCX shares held as treasury shares and, if the trustees of the BCX share incentive trust so agree, the BCX shares held by the BCX share incentive trust ("excluded parties") (the "Offer Shares"). Telkom will acquire the outstanding options in BCX on the same terms and conditions as the Offer. The Offer will be implemented by way of a scheme of arrangement ("the Scheme") in terms of section 311 of the Companies Act ("the Act"), to be proposed by Telkom between BCX and its shareholders, other than the excluded parties ("Scheme Members"). BCX is supportive of the process set out herein.

2. RATIONALE

The transaction will advance Telkom's ongoing data strategy. In particular, Telkom believes that the transaction will enhance Telkom's ability to offer its customers end-to-end solutions across the ICT value chain. Telkom's strength has to date been on ICT services relevant to its core connectivity proposition, managed network and internet access and BCX offers a complementary service offering. The transaction will enable Telkom to have a meaningful presence in the IT services market extending its value chain with BCX's proven capabilities in business application & support management, business process outsourcing and other IT related complementary lines of business.

BCX has defined a strategy to expand into the communication arena and has been considering a relationship with a communications company to that effect. If the Offer is successful, BCX will continue to operate as a standalone or separate business unit within Telkom. BCX will retain and expand its service offering and always service its clients with ongoing commitment.

3. OFFER CONSIDERATION

Telkom will acquire the entire issued share capital of BCX for a cash consideration per Offer Share of R9.00 ("the Offer Consideration"). Telkom will furthermore agree to BCX paying a dividend of R0.25 per BCX share post the Scheme meeting but prior to the implementation of the Scheme. Telkom does not hold any shares in BCX at present and will not increase the Offer Consideration. Furthermore, BCX will continue paying dividends in the ordinary course of business in line with its current policy to maintain a 3x dividend cover ratio (excluding exceptional items) provided such dividends do not materially alter the net cash position of BCX as at 30 November 2005 unless such diminution in cash occurred due to an increase in assets in BCX.

The Offer Consideration is at a premium to the current market price and a substantial premium to the long-term share price as set out in the financial effects attributable to BCX shareholders below. The Offer Consideration is also higher than the all-time high share price of R8.95 prior to the announcement of the potential offer on 22 March 2006.

The Securities Regulation Panel (the "SRP") has been given appropriate confirmation in terms of its requirements that Telkom has sufficient resources available to meet its obligations to satisfy full acceptance of the Offer.

4. FINANCIAL EFFECTS ATTRIBUTABLE TO BCX SHAREHOLDERS

The table below sets out the pro forma financial effects of the Scheme for a BCX shareholder which have been prepared in accordance with IFRS, based on the published unaudited results of BCX for the six month period ended 30 November 2005, assuming that all the BCX shareholders receive the cash consideration for 100% of their Offer Shares. These financial effects are provided for illustrative purposes only and, because of its historical nature, may not be a true reflection of the impact of the Scheme on earnings or asset values into the future:

	Before Scheme	After Scheme assuming R9.00 cash consideration per share is paid	Percentage Change
	1 BCX share	To BCX shareholder	To BCX shareholder
Attributable market value:
20 March 2006 (cents) (1)	804	900	11,9
15 November 2005 (cents) (2)	635	900	41.7
30-day volume weighted average (cents) (3)	770	900	17,0
60 day volume weighted average (cents) (4)	776	900	16,0
Earnings (cents)	21.5	23.0	7.0
Headline earnings (cents)	21.6	23.0	6.5
Net asset value (cents)	471.3	900	91.0

Notes:

(1) The closing market price of 804 cents per BCX share on 20 March 2006, being the last date prior to Telkom's announcement of the Offer.

(2) The closing market price of 635 cents per BCX share on 15 November 2005, being the last trading day prior to the cautionary announcement released on 16 November 2005.

(3) The volume weighted average traded price per BCX share over the 30 trading days up to and including 20 March 2006, being the date prior to Telkom's announcement of the Offer.

(4) The volume weighted average traded price per BCX share over the 60 trading days up to and including 20 March 2006, being the date prior to Telkom's announcement of the Offer.

The financial effects are indicative only and have been based on the assumptions set out below.

For purposes of calculating earnings, headline earnings and net asset value per share "after the scheme", it was assumed that:

•  the Scheme became operational and was effected in full with effect from 31 May 2005; and

•  the cash consideration of 900 cents per Offer Share had been invested by BCX shareholders to earn an after tax return of 5.1% per annum for the six months ended 30 November 2005.

5. CONDITIONS PRECEDENT TO THE OFFER

The Offer is subject to the fulfillment, by no later than 15 December 2006, of the following conditions precedent:

•  the approval of the Scheme by a majority representing not less than three-fourths of the votes exercisable by Scheme Members present and voting either in person or by proxy at a meeting of Scheme Members;

•  the sanctioning of the Scheme by the High Court of South Africa in terms of the Act;

•  a certified copy of the Order of Court sanctioning the Scheme being registered by the Registrar of Companies in terms of the Act;

•  the approval of the Offer by the Competition Authorities, in terms of the Competition Act, either unconditionally or subject to such conditions as may be acceptable to Telkom; and

•  the approval of the Scheme by all regulatory authorities if and to the extent necessary, including the South Africa Reserve Bank, the SRP, JSE Limited and the Independent Communications Authority of South Africa.

The period for fulfillment of the conditions precedent may be extended by agreement between Telkom and the board of BCX.

6. BCX SHAREHOLDER SUPPORT

Telkom has approached five of the largest shareholders of BCX holding in excess of 50% of the issued share capital of BCX. Telkom has received a combination of written and in-principle support from these shareholders to proceed with the Offer.

Telkom has also signed a heads of agreement with Gadlex (Proprietary) Limited, the 25% Black Economic Empowerment shareholders in BCX's operating subsidiary, regulating its future participation in BCX.

7. RECOMMENDATION AND FAIR AND REASONABLE OPINION

The BCX board ("the Board") will consider the Offer and make a recommendation to the BCX shareholders in the appropriate documentation. The Board is not precluded from entertaining any other bona fide offers during the process.The Board is in the process of appointing an independent adviser to consider the Offer and make a recommendation to the Board.

8. FURTHER ANNOUNCEMENT AND DOCUMENTATION

A further announcement setting out the detailed terms, salient dates and times of the Scheme will be made to BCX shareholders and a circular containing the final terms of the Offer will be posted to the shareholders of BCX in due course.

9. WITHDRAWAL OF CAUTIONARY ANNOUNCEMENT

The BCX cautionary announcement dated 22 March 2006 is hereby withdrawn.

Johannesburg

4 April 2006

Financial adviser and sponsor to Telkom: UBS

Attorneys to Telkom: Werksmans Inc.

Financial adviser to BCX: Investec

Attorneys to BCX: Cliffe Dekker

Sponsor to BCX: RMB